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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2002


                                  ViryaNet Ltd.
                 (Translation of registrant's name into English)


                                8 HaMarpe Street
                                   Har Hotzvim
                                 P.O. Box 45041
                             Jerusalem 91450, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F       [X]           Form  40-F        [_]
                                  -----------                     -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes             [_]           No                [X]
                                  -----------                     -----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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Attached hereto is the Company's press release, issued August 7, 2002, entitled
"ViryaNet Reports Q2 Earnings Shortfall, But Maintains Cash, Gains New End-User Customers."

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                VIRYANET LTD.




Date: September 3, 2002                         By: /s/ Albert A. Gabrielli
      -----------------                             --------------------------
                                                Name:  Albert A. Gabrielli
                                                Title: Chief Financial Officer

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                                  Exhibit Index


           Exhibit No.              Description
           -----------              -----------

              99.1 Press release issued by the Company on August 7, 2002 entitled "ViryaNet Reports Q2 Earnings Shortfall, But Maintains Cash, Gains New End-User Customers"